

June 28, 2013

Via E-mail
George Migausky
Executive Vice President and Chief Financial Officer
Dyax Corp.
55 Network Drive
Burlington, MA 01803

Re: Dyax Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 000-24537

Dear Mr. Migausky:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Product Sales, page 44

1. We believe that your disclosure related to estimates of product sales allowances that reduce gross revenue could be improved. Please provide us proposed disclosure to be included in future periodic filings that includes a roll forward for each product sales allowance accounts for each period presented showing the following: 1) beginning balance, 2) current provision related to sales made in current period, 3) current provision related to sales made in prior periods, 4) actual returns or credits in current period related to sales made in current period, 5) actual returns or credits in current period related to sales made in prior periods, 6) ending balance. If you are unable to provide the above-noted roll forwards, please quantify the amount of changes in prior period estimates

recorded in each period presented or explicitly state that there were no material changes in estimates, if true.

Cost of Product Sales, page 44

2. You disclose that "costs associated with the manufacture of KALBITOR prior to regulatory approval were expensed when incurred as a research and development cost and accordingly, KALBITOR units sold during the years ended December 31, 2012, 2011 and 2010 do not reflect the full cost of drug manufacturing." Please provide us proposed disclosure to be included in future periodic filings that quantifies the impact this zero cost inventory had on your historical results of operations for each year presented.

Notes To Consolidated Financial Statements

2. Accounting Policies
Revenue Recognition

Product Sales and Allowances, page 64

3. Please provide us proposed disclosure to be included in future periodic filings that describes the nature of patient financial assistance programs and the factors considered in estimating this accrual. If material, include this allowance account in the roll forward schedule to be disclosed on page 44.

4. Please provide us proposed disclosure to be included in future periodic filings that describes significant terms of your "service contracts" with distributors. Disclose the nature of the services provided under these contracts and the nature of the identifiable benefit you received in exchange for the consideration. If material, quantify the amount of these services included in selling, general and administrative expense.

Development and License Fee Revenues, page 65

5. For each agreement that includes milestones, please provide us proposed disclosure to be included in future periodic filings that provides the information required by ASC 605-28-50-2.

3. Significant Transactions
Sigma-Tau, page 69

6. We have the following comments regarding your disclosure for this agreement and the related amendments:

    - Tell us how you accounted for the upfront payments and premium on sale of your stock under these agreements for each year presented and the authoritative guidance used to support your accounting.

- On page 71, you state under your analysis of the amendments applying the guidance in ASU 2009-13 that "$9.2 million allocated to the licenses was recognized during the second quarter of 2011, as the licenses had been delivered." Please provide us proposed disclosure to be included in future filings explaining why the licenses have standalone value to Sigma-Tau. In your response also address the following:
  - Describe the rights granted to Sigma-Tau under each license;
  - Describe the services you are obligated to perform whether and how Sigma-Tau or any other party can perform these development services given your expertise with your intellectual property;
  - If Sigma-Tau has the rights and full access to past and future intellectual information in order to obtain regulatory approval of KALBITOR in its licensed territories; and,
  - If Sigma-Tau is performing any development activities related to KALBITOR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Don Abbott, Senior Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant